November 12, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Doug Jones
Division of Corporation Finance

Re: TAM S.A.
Annual Report on Form 20-F
Filed on June 25, 2008
Response to Staff Comment Letter dated September 17, 2008

Dear Mr. Jones:

Please find hereafter the Registrants’ comments regarding question number 14, which the Registrants were unable to respond to in our letter of October 16, 2008.

Consolidated Statements of Cash Flows, page F-11

14. Please explain to us how “Transfer of property, plant and equipment intended for sale” within cash flows from investing activities represents a cash inflow from investing activities.

Concerning the question how the transfer of property, plant and equipment within cash flow from investing activities represents a cash inflow, the Registrants inform the Staff that the item relates to an oversight resulting from the failure to eliminate a non-cash item from the cash flow statement relating to a transfer of parts from property, plant and equipment to inventories.

The Registrants have concluded that the error is material to the 2007 financial statements and intend to restate the previously filed financial statements by filing an Amended Form 20-F. They are in the process of evaluating the impact of this error on internal controls and will include such evaluation in the Amended Form 20-F. In addition to changing the 2007 cash flow statement and related footnotes the following footnote 2 (s) will be included to describe the correction to the 2007 cash flow statement:

“(s) Change in the 2007 cash flow statement

The previously presented cash flow statement for 2007, included a non-cash item relating to a transfer of spare parts between property, plant and equipment and inventories. The 2007 cash flow statement presented herein has been altered to eliminate the effects of this non-cash item, as shown below:

Securities and Exchange Commission

Brazilian GAAP Cash Flow Statement for the year ended December 31, 2007

	As previously
	presented	Reclassification	As Corrected

Cash flows from operating activities:
Net income for the period	128,896		128,896
Other	(26,433)		(26,433)
Inventories	(90,822)	83,951	(6,871)

Net cash provided by operating activities	11,641	83,951	95,592

Cash flows from investing activities:
Acquisition of property, plant and equipment	(251,955)		(251,955)
Transfer of property, plant and equipment intended
for sale	83,951	(83,951)	–
Other	(13,156)		(13,156)

Net cash (used in) investing activities	(181,160)	(83,951)	(265,111)

Net cash provided by financing activities	323,418		323,418

Increase in cash and banks and financial
investments	153,899		153,899

Cash and cash equivalents at the end	2,606,877		2,606,877
Cash and cash equivalents at the beginning	2,452,978		2,452,978

Change in cash and cash equivalents	153,899		153,899

This alteration also impacts the 2007 consolidated statements of cash flows under U.S. GAAP presented in footnote 29 (s)(iv):

	As previously
	presented	Reclassification	As Corrected

Cash flows from operating activities:
Net income for the period	468,608		468,608
Other	(310,837)		(310,837)
Inventories	(90,822)	83,951	(6,871)

Net cash provided by operating activities	66,949	83,951	150,900

Cash flows from investing activities:
Acquisition of property, plant and equipment	(168,004)	(83,951)	(251,955)
Other	(107,007)		(107,007)

Net cash provided by (used in) investing
activities	(275,011)	(83,951)	(358,962)

Net cash provided by financing activities	375,093		375,093

Increase (decrease) in cash and banks and
financial investments	167,031		167,031

Cash and cash equivalents at the end of the period	466,538		466,538
Cash and cash equivalents at the beginning of the
period	299,507		299,507

Change in cash and cash equivalents	167,031		167,031

Please direct any comments or questions regarding the enclosed materials to the undersigned at 212-878-8014.

Sincerely,

/s/ Sara Hanks
Sara Hanks